

February 16, 2012

<u>Via E-mail</u>
Mr. G. Price Cooper, IV
Chief Financial Officer
Texas Roadhouse, Inc.
6040 Dutchmans Lane, Suite 200
Louisville, KY 40205

      Re: **Texas Roadhouse, Inc.**
              Form 10-K for Fiscal Year Ended December 28, 2010
              Filed February 25, 2011
              File No. 000-50972

Dear Mr. Cooper:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Lyn Shenk

                              Lyn Shenk
                              Branch Chief